Filed Pursuant to Rule 433

Registration No. 333-155009

February 3, 2009

FINAL TERM SHEET

Dated February 3, 2009

7.75% Notes due February 6, 2014

9.25% Notes due August 6, 2019

10.20% Notes due February 6, 2039

Issuer:	Altria Group, Inc.

Guarantor:	Philip Morris USA Inc.

Offering Format:	SEC Registered

Security:	7.75% Notes due February 6, 2014 (the “2014 Notes”) 9.25% Notes due August 6, 2019 (the “2019 Notes”) 10.20% Notes due February 6, 2039 (the “2039 Notes”)

Aggregate Principal Amount:	2014 Notes: $525,000,000 2019 Notes: $2,200,000,000 2039 Notes: $1,500,000,000

Maturity Date:	2014 Notes: February 6, 2014 2019 Notes: August 6, 2019 2039 Notes: February 6, 2039

Coupon:	2014 Notes: 7.75% 2019 Notes: 9.25% 2039 Notes: 10.20%

Interest Payment Dates:	Semi-annually on each February 6th and August 6th, commencing August 6, 2009

Price to Public:	2014 Notes: 99.837% of principal amount 2019 Notes: 99.881% of principal amount 2039 Notes: 99.963% of principal amount

Net Proceeds (Before Expenses):	2014 Notes: $520,994,250 2019 Notes: $2,183,082,000 2039 Notes: $1,486,320,000

Underwriting Discount:	Per 2014 Note: 0.600% Per 2019 Note: 0.650% Per 2039 Note: 0.875%

Benchmark Treasury:	2014 Notes: 1.750% due 01/31/2014 2019 Notes: 3.750% due 11/15/2018 2039 Notes: 4.375% due 02/15/2038

Benchmark Treasury Yield:	2014 Notes: 1.915% 2019 Notes: 2.893% 2039 Notes: 3.704%

Spread to Benchmark Treasury:	2014 Notes: +587.5bp 2019 Notes: +637.5bp 2039 Notes: +650.0bp

Yield:	2014 Notes: 7.790% 2019 Notes: 9.268% 2039 Notes: 10.204%

Settlement Date (T+3):	February 6, 2009

CUSIP / ISIN:	2014 Notes: 02209SAG8 / US02209SAG84 2019 Notes: 02209S AJ2 / US02209SAJ24 2039 Notes: 02209S AH6 / US02209SAH67

Anticipated Ratings:	Baa1 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services BBB+ by Fitch Ratings

Joint Book-Running Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

HSBC Securities (USA) Inc.

J.P. Morgan Securities Inc.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

Senior Co-Managers:	Credit Suisse Securities (USA) LLC U.S. Bancorp Investments, Inc. Wachovia Capital Markets, LLC
Co-Managers:	Loop Capital Markets, LLC The Williams Capital Group, L.P.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-227-2275 (ext. 2663), Citigroup Global Markets Inc. toll free at 1-877-858-5407, Deutsche Bank Securities Inc. toll free at 1-800-503-4611, Goldman, Sachs & Co. toll free at 1-866-471-2526, HSBC Securities (USA) Inc. toll free at 1-866-811-8049, J.P. Morgan Securities Inc. collect at 1-212-834-4533, Santander Investment Securities Inc. collect at 212-350-3500 and Scotia Capital (USA) Inc. toll free at 1-800-372-3930.